Exhibit 99.2

Notice to Owners of Ordinary Shares

CollPlant Biotechnologies Ltd.

Proxy/Voting Card

Owners of record on September 10, 2020 (the “Record Date”) of ordinary shares of CollPlant Biotechnologies Ltd. (the “Company”) are hereby notified of an upcoming annual and extraordinary general meeting of the Company to be held on October 13, 2020 in Israel (the “Meeting”).

Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold shares through members of the Tel-Aviv Stock Exchange Ltd. who did not convert their ordinary shares into ADSs of the Company may vote through the proxy card, which also serves as their voting card, by completing, dating, signing and sending the proxy to the Company’s offices so that it is received by the Company no later than October 13, 2020, at 06:00 a.m. Israel time. Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold shares through members of the Tel-Aviv Stock Exchange Ltd., and who did not convert their ordinary shares into ADSs of the Company, who vote their shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold shares through members of the Tel-Aviv Stock Exchange Ltd. who did not convert their ordinary shares into ADSs of the Company and intend to vote their shares either in person or by proxy must deliver the Company, no later than October 13, 2020, at 06:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

CollPlant Biotechnologies Ltd.

Dated: September 1, 2020

annual and ExtraordinaRy GENERAL MEETING OF

COLLPLANT BIOTECHNOLOGIES LTD.

TO:	CollPlant Biotechnologies Ltd.

Fax Number: +972-73-232-5602

Email: eran@collplant.com

Telephone Number: +972-73-232-5600

Annual and Extraordinary General Meeting to be held on October 13, 2020

FROM: __________________________________________________________________

Company/Individual Name

SIGNATURE: _______________________________________________________________

Authorized Signatory Name, Signature/Medallion

CONTACT INFO: ____________________________________________________________

Telephone/Fax Number, E-mail Address

TOTAL NUMBER OF ORDINARY SHARES

HELD AS OF September 10, 2020: _________________________________________________

NUMBER OF ORDINARY SHARES BEING VOTED: ____________________________________

DATE: ________________________, 2020

CollPlant Biotechnologies Ltd.

Annual and Extraordinary General Meeting

October 13, 2020

The above-noted holder of ordinary shares of CollPlant Biotechnologies Ltd. (the “Company”) hereby requests and instructs Mr. Rotem to endeavor insofar as practicable, to vote or cause to be voted the number of ordinary shares held as of close of business on September 10, 2020 at the Annual and Extraordinary General Meeting of the Company to be held in Israel on October 13, 2020 at 10:00 a.m. Israel time in respect of the following resolutions:

THIS FORM MUST BE RECEIVED COMPLETED BY

06:00 A.M. ISRAEL TIME ON October 13, 2020 TO BE VALID

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF

COLLPLANT BIOTECHNOLOGIES LTD.

1.	To approve the re-election of the following nominees to Company’s board of directors, each until the next annual general meeting of shareholders, as presented to the shareholders.

1a.	Re-election of Dr. Roger Pomerantz to the Company’s board of directors. ☐ FOR ☐ AGAINST ☐ ABSTAIN
1b.	Re-election of Dr. Abraham (Avri) Havron to the Company’s board of directors. ☐ FOR ☐ AGAINST ☐ ABSTAIN
1c.	Re-election of Joseph Zarzewsky to the Company’s board of directors. ☐ FOR ☐ AGAINST ☐ ABSTAIN
2.	To re-elect Dr. Elan Penn as an external director of the Company for a three-year term commencing on January 14, 2021 and to approve his compensation terms. ☐ FOR ☐ AGAINST ☐ ABSTAIN
2a.

Do you have a personal interest in the approval of Proposal 2 (other than a personal interest that does not result from your connection with the controlling shareholder of the Company) or are you a controlling shareholder of the Company or someone on behalf of a controlling shareholder of the Company (please note: if you do not mark either Yes or No, your shares will not be voted for Proposal 2)?

☐ YES            ☐ NO

3.

To appoint Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, as the Company’s independent auditors for the fiscal year ending December 31, 2020, instead of Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, and to authorize the Board of Directors, upon the recommendation of the Company’s audit committee (the “Audit Committee”), to determine the auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year.

☐ FOR            ☐ AGAINST            ☐ ABSTAIN

4.	To approve the grant of options exercisable into ordinary shares of the Company to Yehiel Tal, the Company’s Chief Executive Officer. ☐ FOR ☐ AGAINST ☐ ABSTAIN
4a.

Do you have a personal interest in the approval of Proposal 4 or are you a controlling shareholder of the Company or someone on behalf of a controlling shareholder of the Company (please note: if you do not mark either Yes or No, your shares will not be voted for Proposal 4)?

☐ YES             ☐ NO

5.

To approve the grant of options exercisable into ordinary shares of the Company to Dr. Abraham (Avri) Havron and Joseph Zarzewsky, who serve as directors of the Company, subject to the approval of Proposal No. 1.

☐ FOR             ☐ AGAINST            ☐ ABSTAIN

6.

To approve the grant of options exercisable into ordinary shares of the Company to Dr. Gili Hart and Dr. Elan Penn who serve as external directors of the Company, subject to the approval of Proposals No. 2 and 5.

☐ FOR             ☐ AGAINST            ☐ ABSTAIN

6a.

Do you have a personal interest in the approval of Proposal 6 (other than a personal interest that does not result from your connection with the controlling shareholder of the Company) or are you a controlling shareholder of the Company or someone on behalf of a controlling shareholder of the Company (please note: if you do not mark either Yes or No, your shares will not be voted for Proposal 6)?

☐ YES             ☐ NO

End of resolutions

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